Filed by: ARC533

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Oritani Financial Corp.

Commission File No.: 001-11277

Valley National Bancorp Company Wide E-Mail

Subject: Valley National Bancorp to Acquire Oritani Financial Corp.

Good morning,

This morning we announced the proposed merger of Oritani Financial into Valley. Oritani is a franchise we know well and have shared a common geography with for quite some time.

Headquartered in Washington Township, New Jersey, Oritani has approximately $4.1 billion in assets, $3.5 billion in loans, $2.9 billion in deposits and maintains a branch network of 26 offices throughout northern New Jersey. You can read the full press release here and we’ve also provided some key talking points for your discussions with customers here.

It was apparent early in our discussions with Oritani that we share a very similar culture and philosophy, one that puts customers first, focuses on helping customers succeed and supporting the local communities we serve in a meaningful way.

There are a number of reasons why we feel Oritani is a strong fit for our organization. We have a unique opportunity to grow our franchise and double Valley’s market share from 5% to 10%, in the densely populated and affluent Bergen County.

This merger also provides us with an opportunity to deepen Oritani’s banking relationships by offering a wider array of financial products and services not presently available to their customers. It also accelerates our strategic initiatives of growing our customer base, leveraging our investments in technology and driving down our efficiency ratio.

Finally, and most importantly, from a financial viewpoint, this transaction bolsters capital to support the Bank’s growth across our entire footprint.

We are confident we can manage the integration with minimal distractions while achieving our core strategic initiatives.

We’re energized about this transaction and excited about our way forward. Thank you for your continued commitment toward achieving our goals together.

Sincerely,

Ira D. Robbins

President & CEO

Talking Points for Customer and Internal Conversations

The following talking points are meant to be a guide as you have conversations with your internal team, customers, business partners and people in the community about the merger with Oritani Bank. If you are asked something that is not addressed in this document, and you are unsure of how to answer, please let the person know that you will find out more information and get back to them. Then ask your manager for the appropriate information or for advice on how best to answer the question.

Key Points

• Valley is under agreement to merge Oritani, a regional bank headquartered in Washington Township, New Jersey with approximately $4 billion in assets, into our organization.

• Oritani was first founded in 1911. Its NASDAQ trading symbol is ORIT.

• Oritani currently operates 26 locations in New Jersey.

• Our two banks share a very similar culture and philosophy, one that puts customers first, focuses on helping customers succeed and supporting the local communities we serve in a meaningful way.

• We have been impressed with how Oritani operates and the results they’ve delivered.

• The integration of Oritani’s strong balance sheet into our organization will enable greater growth and provide their customers with enhanced technology and increased products and services.

• Oritani’s conservative credit culture overlays with Valley’s historical operating philosophy.

• This merger will double Valley’s market share from 5% to 10%, in the densely populated and affluent Bergen County.

• At the time of closing, Oritani’s name will change to Valley National Bank and be referred to as Valley.

• There will be no immediate changes and the closing is expected to take place by the end of the year.

JUNE 26, 2019 / 1:00PM GMT, Valley National Bancorp Acquiring Oritani Financial Corp - M&A Call

CORPORATE PARTICIPANTS

Ira D. Robbins Valley National Bancorp - President, CEO & Director

Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

Thomas A. Iadanza Valley National Bancorp - Senior EVP & Chief Banking Officer

CONFERENCE CALL PARTICIPANTS

Austin Lincoln Nicholas Stephens Inc., Research Division - VP and Research Analyst

Broderick Dyer Preston Piper Jaffray Companies, Research Division - Research Analyst

Collyn Bement Gilbert Keefe, Bruyette, & Woods, Inc., Research Division - MD and Analyst

David John Chiaverini Wedbush Securities Inc., Research Division - Senior Analyst

Frank Joseph Schiraldi Sandler O'Neill + Partners, L.P., Research Division - MD of Equity Research

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the 2019 Valley National Bancorp Conference Call. (Operator Instructions).

I would now like to introduce your host for today's conference, Rick Kraemer, Director of Corporate Finance. You may begin.

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

Thank you, Sara. Good morning. Welcome to Valley's Conference Call covering the announcement of the acquisition of Oritani Financial Corp. Today's call will include coverage of the investor presentation materials, which include highlights of the merger announcement made earlier this morning. The investor decks are meant to accompany the presentation made by management during this call and can be found on our website at valley.com. If you have not read the merger release or the associated Form 8-Ks that we issued this morning, you may access it from our website at valley.com or the SEC website.

Comments made during this call may contain forward-looking statements relating to Valley National Bancorp and the banking industry. Valley encourages the participants to refer to our SEC filings, including those found on forms 8-K, 10-Q and 10-K for a complete discussion of forward-looking statements. Now, I would like the turn the call over to Valley's President and CEO, Ira Robbins.

 Ira D. Robbins Valley National Bancorp - President, CEO & Director

Thank you, Rick. Good morning and thank you for joining us. I start my prepared remarks on Slide 3 of the investor presentation. We are thrilled to announce the proposed acquisition of Oritani Financial. Oritani is a franchise we know very well, one in which we have shared a common geography in Northern New Jersey and the New York City metropolitan area for quite some time.

Our headquarter locations are only 12 miles apart and all 26 of Oritani's branch facilities are located within a 3-mile radius of a current Valley branch.

We prioritize this acquisition and believe it is compelling for several reasons. First and foremost, it accelerates our stand-alone strategic initiatives by growing our customer base, enabling us to leverage our technology investments and enhancing our efficiency ratio through significant cost savings. Secondly, we're excited about the desirable concentration this provides us in one of the country's wealthiest demographics, Bergen County, moving us to 10% market share and a top 4 deposit position. Thirdly, it provides us an opportunity to offer Oritani's customers, our more fulsome product suite. Fourth, we view this transaction as very low risk, which I cannot underestimate the significance of this as we continue to allocate tremendous resources towards improving Valley's stand-alone performance. The integration complexity or lack thereof in this instance, was a critical component to this deal, as it was imperative to me that our management team and employees would not be distracted in executing the core strategic initiatives we have previously outlined.

Finally, and maybe mostly, and maybe most important from a financial viewpoint, this transaction bolsters our capital while preserving earnings per share. It provides us increased liquidity from their short duration asset portfolio, thus giving us optionality. Optionality to further allocate capital to growth geographies, optionality to assign additional capital to more profitable loan types and optionality to enhance financial performance through balance sheet restructuring, enhanced business line assessment and alternative uses of capital

JUNE 26, 2019 / 1:00PM GMT, Valley National Bancorp Acquiring Oritani Financial Corp - M&A Call

to which previously we were limited.

Now turning to Slide 4. When we changed leadership and the associated direction of Valley, we announced 3 core initiatives to improve Valley's financial performance. The transaction we are announcing this morning further leverages the significant internal improvements we have made in 2 of our 3 pillars and will allow for additional flexibility in the third. Generating a sustainable growth engine focused on organic loan originations, funded with core deposits was an initial focus.

For the trailing 5 quarters, we have grown loans over 10% and in the first quarter, recognized linked quarter core deposit growth of 8.8% annualized.

This deal provides additional capital and liquidity to support this growth initiative while simultaneously introducing approximately 76,000 new customers to Valley. Secondly, we outlined an efficiency initiative, driven primarily through technology investment and branch optimization.

Through the first quarter of 2019, we have made tremendous strides reducing our adjusted efficiency ratio to 54.8% from 56.7% in the fourth quarter. This merger provides an opportunity to accelerate our efficiency objectives by 350 basis points based on conservative cost-save estimates.

Finally, we identify revenue diversification as a strategic focus. And while this transaction doesn't directly improve Valley's composition of noninterest income, it provides balance sheet flexibility, flexibility to assess alternatives, which we may have been precluded from previously evaluating.

In summary, this merger absolutely accelerates our strategic initiatives while remaining consistent with the core strategy of the bank. I will now turn the call over to Rick to review some of the financial metrics.

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

Thank you, Ira. Turning your attention to Slide 5. I'd like to cover a few high-level metrics on the deal. We've agreed to a 100% stock transaction at a 1.6 exchange ratio, which represents a $740 million deal value at a modest 0.5% premium to yesterday's closing share price of Oritani. As part of the merger terms, Oritani's normal quarterly cash dividend policy for the period ended June 30, 2019, which is typically paid in August, will not be impacted by this transaction. However, any subsequent quarterly dividends declared by Oritani will be limited to the current rate paid by Valley, exchanged-adjusted to approximately $0.18 per common share until the close of the merger. Accordingly, Oritani is not expected to pay a special dividend through the end of the calendar year. This deal will require shareholder approval from both shareholder bases and customary regulatory approval. We would expect the deals to close in the fourth quarter of 2019.

Finally, Oritani will receive 1 Board seat, which we would expect to be filled by Kevin Lynch upon Board approval. I want to reemphasize that we view this as a very low-risk transaction. It is an in-market acquisition of a franchise we know very well. For those outside the market area, it is worth noting again that our headquarters are only 12 miles apart and our branches have 100% branch overlap within 3 miles. In addition, we use the same core provider, so we expect a relatively seamless integration.

Further, Oritani continues to demonstrate excellent credit quality and we have performed thorough due diligence on their loan book.

Moving to Slide 6. As we evaluated the financial returns of this acquisition, we parsed it into 2 pieces. First, the returns from the M&A transaction and next, the value of the excess capital generated as part of the deal. We are paying approximately 9.8x synergized 2020 EPS and 1.4x tangible book value.

We expect the deal to be marginally accretive to EPS and neutral to tangible book value after taking into account the anticipated balance sheet restructuring. On a capital-adjusted basis, we paid approximately 8.5x synergized 2020 earnings, which would have provided us 3.5% earnings accretion. In both scenarios, the transaction produces an IRR in excess of 20%. We anticipate accreting approximately 50 basis points of additional capital, inclusive of our anticipated charges associated with balance sheet restructuring and purchase

JUNE 26, 2019 / 1:00PM GMT, Valley National Bancorp Acquiring Oritani Financial Corp - M&A Call

accounting marks.

We believe this enhanced capital provides us with a tremendous amount of strategic optionality to accelerate growth of franchise assets and improve shareholder returns over time.

On Slide 7, some of the major assumptions behind the expected returns we discussed. We are assuming 50% cost saves on Oritani's core expense base plus $5 million for the elimination of legacy mutual costs such as ESOP and other MRP plan expenses. We expect $39 million of one-time expenses, including the retirement of legacy mutual benefit plans.

We've identified a number of potential revenue synergies that we have not included in the model, such as increased customer penetration. We are also anticipating to recognize a $28 million credit mark in line with their existing reserves and loans, CDI of 1.6% amortized over 10-year period and a net fair value mark of $1 million.

As part of this transaction, we are also planning to refinance our higher cost FHLB term borrowings which is reflected in our Tier 1 capital as well as our forward-earnings projections.

Moving on to Slide 8 and a brief overview of Oritani. For those of you who are not familiar with Oritani, they are a $4 billion in asset bank, headquartered in Washington Township, New Jersey, with 26 branches located in Northern New Jersey. They are a low-risk, short duration balance sheet that is invested mostly in multifamily and commercial real estate. As you can see, their credit performance through the cycle, including during the recession, has been outstanding.

On the next page, you can see on the map, all 26 of Oritani's branches are in our backyard. We know their markets, their assets and their customers very well. This transaction doubled our presence to almost 10% share and top 4 rank in Bergen County, one of the most affluent in the country.

Focusing on Slide 10, you will notice the substantial breadth of products that Valley will be able to offer to Oritani customers that are not currently available to them. We believe the opportunity to further penetrate the customer base, especially with our cash management product is a very exciting opportunity. Converting a high percent of their commercial clients into depositors, with operating accounts is a meaningful opportunity and would offer sizable upside to the financial returns we presented. With that, I'd like to turn the call back over to Ira for some closing commentary.

 Ira D. Robbins Valley National Bancorp - President, CEO & Director

Thanks, Rick. On Slide 11, we highlight the improved estimated return on average assets of approximately 8 basis points. As previously mentioned, the expected efficiency ratio improvement of 350 basis points, it still takes much of the projected financial benefit. While the projected improvement in ROA is a nice benefit of the merger, the true economic advantage is in the incremental capital generated. Our common equity Tier 1 ratio improves to a pro forma 9.2% range, approximately 70 basis points greater than our reported first quarter results, significantly above the well-capitalized guidelines and in line with our peers.

To reiterate, we are extremely excited about this deal. We view it as a compelling transaction that one, bolsters capital while not get negatively impacted earnings per share; 2, accelerates our strategic objectives; and three, do each while importantly not distracting our team from the significant internal strides being made to improve Valley's organic performance.

With that, I'll open it up to questions. Thank you.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from the line of Frank Schiraldi with Sandler O'Neill.

JUNE 26, 2019 / 1:00PM GMT, Valley National Bancorp Acquiring Oritani Financial Corp - M&A Call

Frank Joseph Schiraldi Sandler O'Neill + Partners, L.P., Research Division - MD of Equity Research

Just first on the cost saves. 50%, I know, Oritani was running a pretty tight ship on the expense side, and I see you guys talk in the slide deck about the legacy mutual expenses. But could you just talk a little bit about what's in that other, I guess, what is it $15 million, $20 million?

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

Yes, so we've got -- I mean, if you take out some of the higher level comp, that's going to account for a pretty big or substantial portion of it. We are not including any branch consolidation in that number. So when you think about the comp and the MRP benefit plans that's going to get you probably about -- that will get you to almost happier saves. And then the rest is kind of combination of some smaller things and I'd be happy to run through it in more detail after the call. But you're talking total comp and benefits about $16 million. There is going to be some data processing costs which are fairly significant, just consolidating over to our platform, professional fees that go away, there's also some elevated costs that were in there related to some compliance efforts that they have had ongoing.

 Frank Joseph Schiraldi Sandler O'Neill + Partners, L.P., Research Division - MD of Equity Research

Okay, and then you mentioned the -- that there is no branch closures as part of that cost saves. But you also talked about sort of the perfect overlap. So just wanted if you could maybe talk a little about how this alters or just the brand strategy overall in New Jersey proforma for the deal?

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

I think it's probably important to consider the impact of this when we go through our branch transformation. So in about a month when we release earnings, as we will have a more thorough thought for you on that. But I think there is certainly going to be some impact from this, but there's a lot of branches. In some instances, their branches are literally about -- in the same shopping centers as each other. So certainly, there will be some form of consolidation. We just haven't factored into the numbers.

 Frank Joseph Schiraldi Sandler O'Neill + Partners, L.P., Research Division - MD of Equity Research

Okay, and then just finally, if I'm not mistaken, Oritani still has an agreement on the BSA side that you know -- does that complicate things at all? Or how do you think about that as you went into this acquisition?

 Ira D. Robbins Valley National Bancorp - President, CEO & Director

It's something that we thoroughly assessed during our diligence. We are comfortable with what Oritani had done internally on their end to address the internal concern or the external concern. And we believe we have a pretty significant plan in place as to how we're going to address it as we move forward.

 Frank Joseph Schiraldi Sandler O'Neill + Partners, L.P., Research Division - MD of Equity Research
Does that impact in the short term though, what Valley can do with Oritani's order in place?

 Ira D. Robbins Valley National Bancorp - President, CEO & Director
Absolutely not. No impact.

 Operator

Our next question comes from the line of Austin Nicholas with Stephens.

 Austin Lincoln Nicholas Stephens Inc., Research Division - VP and Research Analyst

Can you maybe just on the synergized valuation multiple that I think you cited for Oritani, does that just include the $22 million in saves or is there anything else in there besides 50% cost saves that are...

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

Yes, the other major component would be the FHLB refinancing or savings from that.

JUNE 26, 2019 / 1:00PM GMT, Valley National Bancorp Acquiring Oritani Financial Corp - M&A Call

Austin Lincoln Nicholas Stephens Inc., Research Division - VP and Research Analyst

Got it. And then Ira, I think you spoke about the deal allowing you to entertain some actions that you couldn't do before given the flexibility that you have from the capital accretion and maybe on the liquidity side as well. Could you maybe speak to that a little bit more in detail on what those actions could be?

 Ira D. Robbins Valley National Bancorp - President, CEO & Director

Absolutely. I think as we look to grow our franchise, our capital position has definitely been impacted to the loan growth that we put on. We did over 13% last year of loan growth. And as a result of that based on our internal capital generation, our capital ratio has deteriorated a little bit. We were anticipating and are modeling about 10 to 15 basis points of tangible capital accretion this year with our 6% to 8% loan growth numbers. So this allows us the ability to potentially accelerate our loan growth internally and across all of our markets.

From a capital flexibility perspective, I think you're seeing with the restructuring, we haven't had the capacity as some of our peers to restructure balance sheet and boost the earnings per share as a result of some financial actions. What we're doing here on the FHLB borrowings, I think provides an indication of some things that we could you as we move forward. And in addition to that, I think as we look at noninterest income, we've been precluded from entertaining certain business interests based on potential dilution to tangible book value Tier 1. And this may be impacts that for us as well.

 Austin Lincoln Nicholas Stephens Inc., Research Division - VP and Research Analyst

Understood. Thanks, Ira, that's very helpful. And then maybe just one last one just on the cost saves, can you speak at all to the timing at which you'd expect to kind of flow through and be achieved?

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

Yes, I mean we're expecting them all within the first 12 months. I think obviously there's going to be a pretty substantial portion of that that will flow through immediately upon closing. So I would factor, I guess, probably 60% to 75% of that will flow through in the shorter term.

 Ira D. Robbins Valley National Bancorp - President, CEO & Director

One of the merits of the transaction in our mind was the low integration risk. And our team anticipates being able to convert this rather quickly, which would accelerate a lot of the cost saves.

 Austin Lincoln Nicholas Stephens Inc., Research Division - VP and Research Analyst

Understood. And then maybe just one last one. Is there -- on the BSA aim now is there cost saves that can come out 1-step fully resolved?

 Ira D. Robbins Valley National Bancorp - President, CEO & Director

Absolutely, I think you're going to get cost saves right out of the back from the professional fees. And I think just, in general, leveraging their transactions into our core systems is an incrementally -- expensive to us. We already have the system, it's just laying on additional transaction. So we anticipate significant cost saves coming from them.

 Operator

Our next question comes from the line of David Chiaverini with Wedbush.

 David John Chiaverini Wedbush Securities Inc., Research Division - Senior Analyst

Couple of questions for you. Starting with interest rate sensitivity, does this change your interest rate sensitivity at all on a combined basis?

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer
It would make us marginally liability sensitive.

JUNE 26, 2019 / 1:00PM GMT, Valley National Bancorp Acquiring Oritani Financial Corp - M&A Call

David John Chiaverini Wedbush Securities Inc., Research Division - Senior Analyst

Okay, so it moves you in the right direction given the backdrop. And then a couple of questions just about the deal and how it came together, was this an auction process? Or was this a privately kind of negotiated deal?

 Ira D. Robbins Valley National Bancorp - President, CEO & Director

We were approached by Oritani's financial advisers. We've been in conversations, exclusive conversations with them for some time period. We've known Kevin and his management team for a very long time. And you'll find out more I guess as we go through the S-4.

 David John Chiaverini Wedbush Securities Inc., Research Division - Senior Analyst

And I guess a question for Kevin, if he's available on the line, just why sell for essentially no premium here?

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer
So, David, Kevin is actually not on the line today.

 David John Chiaverini Wedbush Securities Inc., Research Division - Senior Analyst

Okay, understood. And then curious if there is a breakup fee of another bidder or to emerge?

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer
There's --it's $28 million.

 Operator

Our next question comes from the line of Collyn Gilbert with KBW.

 Collyn Bement Gilbert Keefe, Bruyette, & Woods, Inc., Research Division - MD and Analyst

Just on the FHLB pay down, what is the prepayment penalty on that? And can you just talk about -- I know you said in the slide deck, 190 basis points of savings, but just walk through a little bit more of the specific financial components of that? And then the timing, I know you had said in your opening comments that we should assume at close, but just curious for a little bit more detail around the plan on that?

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

Yes, so the prepayment, pretax will be around $35 million right now. So it technically will be an extinguishment of debt that we would refinance through other channels for a reporting period and then actually come back to the FHLB if that cost was efficient. So the down 190 was presuming that we stayed at something close to the duration we are at right now.

If we went a little bit shorter, we can improve that cost probably by about another 20 to 25 basis points. Look, I mean, we are -- let's assume, we're closing sometime in the late fourth quarter, if rate moves substantially against us, the prepayment penalty will be smaller, so you will have less book dilution -- or you have actually book accretion on the deal, and you'd have a little bit less EPS accretion as a result of the restructure. So there is somewhat as I said is a little bit unknown. The option to lock into the race now were a bit too penalizing if a deal was to be delayed for some unknown reason.

 Ira D. Robbins Valley National Bancorp - President, CEO & Director

But I think the positive here, Collyn, is if rates move one way, we're going to get the benefit on one side of the transaction and we may lose on the other. So net-net, we don't really believe that there is much exposure or risk here.

 Collyn Bement Gilbert Keefe, Bruyette, & Woods, Inc., Research Division - MD and Analyst

Okay, and the cost of -- the blended cost of that $635 million that you're prepaying is what? And then what's the duration on that?

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

It's almost 4%, and it's -- the duration is about 3 I think it's around 3 years, to close at 3 years.

JUNE 26, 2019 / 1:00PM GMT, Valley National Bancorp Acquiring Oritani Financial Corp - M&A Call

Collyn Bement Gilbert Keefe, Bruyette, & Woods, Inc., Research Division - MD and Analyst

Okay, okay. That's helpful. And then just in terms of your -- the metrics that you gave in terms of Orit's, the multiples on Orit, I'm just curious what you were assuming for Orit's earnings in 2020 and if you'd assumed any kind of growth rates on that? I'm just trying to figure out to obviously -- in the wake of the Fed positioning and how you're thinking about, I guess, Orit's balance sheet and earnings in the wake of a potential Fed cut and how that's flowing through?.

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

So we use consensus. Unfortunately, because the consensus is somewhat light on a calendar 2020 basis, we basically just flatline the earnings from the current period to make up for those 2 final quarters that we're in encompassing consensus. So we have flat earnings basically year-over-year.

 Collyn Bement Gilbert Keefe, Bruyette, & Woods, Inc., Research Division - MD and Analyst

Okay. Okay, all right, that's helpful. And then you kind of touched on this, Ira, but just trying to get a sense of your capital thoughts from here. I know you had indicated that this could allow you to accelerate your loan growth. Just kind of walk through broadly, does that indicate that you think that there is sufficient demand out there that could truly drive higher loan growth? And then how you are thinking about sort of capital build from here and capital needs from here?

 Ira D. Robbins Valley National Bancorp - President, CEO & Director

Yes, I think that's -- this is an important piece of the transaction. I think when we try to forecast where we're comfortable on from a capital position, I think, CET 1 between 9 and 9.50 is where we've targeted. This puts us firmly right in the middle, outside of any additional accretion that we can get from internal capital generation on our own. When we look at loan growth, if you back out CRE, which is an area that we have been deemphasizing internally, we did 16% last quarter, 31% the quarter before, 19% the quarter before that, 21% the quarter before that. So we think what we've done internally to generate significant opportunities for loan growth within this organization, within the footprints that we're actively operating in, we think this provides us the capital to either reallocate some of the liquidity that's coming from multifamily loans or just lever a little bit of capital into some of these additional markets that we think there is growth opportunities that provide us better spreads. And keep in mind, none of that was incorporated in any of the modeling that we put together when it comes to what EPS is, but it gives us the opportunity to serve our customers in all of our markets, not just with the CRE emphasis.

 Collyn Bement Gilbert Keefe, Bruyette, & Woods, Inc., Research Division - MD and Analyst

Okay, okay, that's helpful. And then just along those lines, you obviously indicated what you guys are doing with your borrowings. Is there any other balance sheet move that you're anticipating to do with Orit's balance sheet post-closing, accelerate the pay downs of any of these loans or do anything more on the funding side from their perspective?

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer
Not at this point.

 Ira D. Robbins Valley National Bancorp - President, CEO & Director
The optionality obviously exists but we haven't modeled anything in.

 Operator

(Operator Instructions).

Our next question comes from the line of Brody Preston with Piper Jaffray

 Broderick Dyer Preston Piper Jaffray Companies, Research Division - Research Analyst

Ira, it was a little over a year ago now when we sat down and I guess you sort of outlined some of the strategic priorities for Valley. And you'd indicated that M&A was a bit of a lower priority on the totem pole moving forward. But when I look at sort of the pace of deals that you guys have done now over the last couple of years relative to the pace of deals in the past, it seems like a pretty similar pace. So I guess I just wanted to gauge where M&A was on the -- in terms of priority moving forward from here?

JUNE 26, 2019 / 1:00PM GMT, Valley National Bancorp Acquiring Oritani Financial Corp - M&A Call

Ira D. Robbins Valley National Bancorp - President, CEO & Director

Let me sort of take a step back and I think when we started talking about M&A, I was very clear, we will not do a tangible book dilutive deal, we will look for something that accelerates the strategic initiatives that we've been focusing on. If you look at the improvements we've had over the last year, our loan growth has been tremendous, the core deposit growth that we put on had been tremendous and we think what we've instituted internally are repeatable when it comes to what we're looking at from these growths. On the expense side, we've had significant improvement in what we've done internally in driving expenses down within the organization and once again we think that they are repeatable. It was important for me that if we were to look at the transactions and the financial parameters that we had outlined, no tangible book value dilution and it was going to be additive to the strategic initiatives that we outlined and we think this is additive while providing additional capital for us. So while we look at M&A, maybe as we begin to move forward, it has to fit within the financial constraints that we're looking for. It has to be additive to the strategic initiatives. And I think we have a lot of opportunity internally, just organically on our own by reemphasizing internally what we're working on. So I don't think M&A is a requirement by any means. If it fits within the strategic initiatives this is something we're going to end up looking at, but it's not something we're targeting.

 Broderick Dyer Preston Piper Jaffray Companies, Research Division - Research Analyst

Okay. Okay. And then I guess, as I think about the -- your strategic initiatives with regard to loan growth, obviously, Oritani is heavy multifamily player and the loan growth at Oritani, given market conditions over the last, I don't know, let's call it 4 to 6 quarters, has been pretty consistently negative. And so as you sort of assess the loan growth opportunity with Oritani moving forward, does it do anything to enhance loan growth? Or I guess, what are your thoughts there?

 Ira D. Robbins Valley National Bancorp - President, CEO & Director

I don't think we're looking at Oritani as a loan generator within our organization. I think they have a lot of opportunity, a lot of customers that we think there's opportunities for us to provide a little bit more services to. That said, I think, there is opportunities across all of our footprints when I look at the loan growth we're seeing in New York, when I look at the loan growth we're seeing in Florida, to accelerate some loan growth in those specific markets.

 Broderick Dyer Preston Piper Jaffray Companies, Research Division - Research Analyst

Okay, so it seems like this is more of a -- the deal was more to help bolster capital to allow you to do some things on the legacy Valley side that you couldn't maybe accomplish without the deal? Is that a fair assessment?

 Ira D. Robbins Valley National Bancorp - President, CEO & Director

I think that's a component of it. There's no question, but I don't want to discount I think the opportunity we have with Oritani. There's 76,000 customers there. We think from a credit perspective, that is a wonderful franchise and we think there's a lot of opportunity to really grow that specific franchise immediately. I think what you're describing is probably what we're going to see and recognize first, but I don't want to discount the Oritani franchise by any means. I think it's that it's a tremendous franchise.

 Broderick Dyer Preston Piper Jaffray Companies, Research Division - Research Analyst

Okay, and I guess as it relates to your capital position in terms of bolstering it, you guys are obviously a little lighter on TCE than maybe some of your peers. Did you guys assess anything else internally that you could do without a deal, like a dividend cut or raising capital?

 Ira D. Robbins Valley National Bancorp - President, CEO & Director

We did a sale-leaseback transaction that we announced that raised some significant capital previously. We went into last recession with a TCE ratio of 5.70% and arguably probably one of the worst recessions came out at the time. So I think when we think about the absolute capital position of Valley, we think we're absolutely comfortable. I think when we look at what capital position we're comfortable with operating today, is really to provide for additional growth that we think we have within the organization. The organization has changed dramatically in just the last 1.5 years. We believe that we're a growth franchise and it's a repeatable growth franchise and we need capital to support that growth.

Broderick Dyer Preston Piper Jaffray Companies, Research Division - Research Analyst

Okay, okay, and then as it relates to Oritani's book, what percentage of their multifamily book is tied to rent-regulated properties in New York City?

JUNE 26, 2019 / 1:00PM GMT, Valley National Bancorp Acquiring Oritani Financial Corp - M&A Call

Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer
Yes, you will take that, Tom?

 Thomas A. Iadanza Valley National Bancorp - Senior EVP & Chief Banking Officer

Yes, so if you know, we reviewed their -- pretty much their entire book of multifamily, and there -- it's they are in the same market as us, same layout of customers. Stand-alone building, there's not many, but just rent-regulated, rent-controlled within pretty much every building. The positive, similar to us, they underwrite to current cash flow, not future cash flow, they underwrite to a cushion of debt service coverage of loan-to-value. So we don't expect any credit problems coming out of their or our portfolio. We do expect to slow down, both of us -- Kevin and his team slow down their growth to some extent in that market focusing on safety and such as we did. Seeing the margin compression and the potential rent regulation changes, we kind of slowed down our growth in that business for some time. So we don't foresee any credit issues.

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

And really just to throw a couple of data points behind that. So of the little under $1 billion to New York multifamily, approximately 52% of the rental income comes from rent-regulated properties, but the LTV on that portfolio is about 55%, debt service is close to 1 30.

 Thomas A. Iadanza Valley National Bancorp - Senior EVP & Chief Banking Officer
That's current, right.

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

Current, current, yes. It's all based off of the current cash flow, nothing is projected off of deregulated or destabilized.

 Broderick Dyer Preston Piper Jaffray Companies, Research Division - Research Analyst

Okay, but given the current -- or the potential for, I guess, maybe a decrease property valuation as a result of the recent regulatory changes, I just want to know if that's factored into your fair value mark on their loan portfolio at all?

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer
It did.

 Broderick Dyer Preston Piper Jaffray Companies, Research Division - Research Analyst
It did?

Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer
Yes. That's 55% LTV though there's a pretty significant cushion there.

 Broderick Dyer Preston Piper Jaffray Companies, Research Division - Research Analyst

Okay. And then last one from me. The NIMs -- Oritani's NIM is about 50 basis points lower than yours. And so I guess I wanted to better understand with the FHLB restructuring and understanding their margin relative to yours, what you guys are expecting for the pro forma margin of the institution moving forward?

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

So absent the FHLB, you'd expect to move up about negative 7 basis points and the FHLB should we capture for that. So net negative 3.

 Operator

And we have no further questions in the queue at this time. I would now like to turn the call back to Rick Kraemer for any further remarks.

 Rick Kraemer Valley National Bancorp - First Senior VP & IR Officer

Well, thank you all for joining us this morning on such short notice. We will be talking to you on about a month when we report our quarterly earnings. Thanks again.

JUNE 26, 2019 / 1:00PM GMT, Valley National Bancorp Acquiring Oritani Financial Corp - M&A Call

Operator

Ladies and gentlemen, thank you for participating in today's conference. This does conclude today's program. You may all disconnect. Everyone, have a great day.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Valley intends to file with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 containing a joint proxy statement of Valley and Oritani that also constitutes a prospectus of Valley. Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE DOCUMENTS, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement (when available), including the joint proxy statement/prospectus, and other documents filed by Valley with the Commission at the Commission’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Valley’s web site at http://www.valleynationalbank.com/filings.html or by directing a request to Ronald H. Janis, Senior Executive Vice President & General Counsel, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-8800.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Valley or Oritani. However, Valley, Oritani, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from security holders of Valley or Oritani in respect of the proposed transaction. Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the Commission on March 8, 2019 and its Annual Report on Form 10-K for the year ended December 31, 2018, each of which can be obtained free of charge from Valley’s website. Information regarding the directors and executive officers of Oritani may be found in its definitive proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the Commission on October 11, 2018 and its Annual Report on Form 10-K for the year ended June 30, 2018, each of which can be obtained free of charge from Oritani’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.